Clal Insurance Selects Sapiens Life&Pensions Solution
as Core Platform for its’ Entire Pensions Portfolio

A multimillion dollar deal for Sapiens

Tel-Aviv – September 10, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the financial services industry, announced today that Clal Insurance, Israel’s leading insurance, pension, and financial services group, with about 4,000 employees and 2,000 insurance agents, has selected Sapiens Life & Pensions software to manage its’ entire pensions portfolio, in a multimillion dollar deal.

Following an extensive evaluation of available software solutions, Clal determined that the Sapiens’ proven proposition, which fully complies with the local regulations and legislations, best met its business needs. The Sapiens solution was developed as a rule-based platform for all pension products, and will be accessible and maintainable by Clal’s business personnel. The new solution will replace the current legacy system and will provide rich functionality and robust productivity for Clal.

Commenting on the selection of Sapiens, Clal’s CEO, Izi Cohen said: “We are delighted to join forces with Sapiens. The implementation of the new system is aligned with our growth strategy and main objective to become a major player in the Pension providers industry. We look forward to deploy the new system in a timely manner, and to our customers’ satisfaction.”

Gil Arazi, Clal’s CIO added: “We have selected Sapiens due to the rich business functionality of its software. We see a tremendous amount of value in Sapiens’ domain expertise and understanding of our unique business needs, as well as their understanding of our very specific pension regulations demands.”

Roni Al-Dor, President and CEO of Sapiens commented: “We are proud to have Clal as our customer, joining the pension platform which is successfully operational at Menorah Mivtachim. Clal joins a growing and an impressive portfolio of customers that have chosen to work with Sapiens, and we look forward to supporting Clal derive the highest possible value from this solution.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com